SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

Our Ref: 22277-00002

08003521

June 24, 2008

SEC
Mail Processing
Section

JUN 26 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

PROCESSED
JUL 03 2008
THOMSON REUTERS

Encl.

HK1 497458v.13

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

ANNOUNCEMENT

China Oilfield Services Limited (the "**Company**") wishes to state that the Company always has on-going discussion on potential business opportunities to enhance the shareholders value. No decision has been made at this stage on the possibility of such business opportunities. The Company will make further announcement in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at an appropriate stage, if necessary.

By Order of the Board of
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

23 June 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Mr. Simon X. Jiang (Independent Non-executive Director).

END